SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
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AMVESCAP PLC
IMMEDIATE RELEASE  2 FEBRUARY 2005
CONTACT:  ANGELA TULLY TEL: 020 7065 3652



                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN


1.       Name of company: AMVESCAP PLC

2.       Name of scheme: AMVESCAP SHARE OPTION SCHEME

3.       Period of return:           FROM: 3 AUGUST 2004 TO 2 FEBRUARY 2005

4.       Number and class of         70,985,950 ORDINARY SHARES OF 25P EACH
         shares (amount of
         stock/debt security)
         not issued under scheme

5. Number of shares 0 ORDINARY SHARES OF 25P EACH issued/allotted under scheme during period

6. Balance under scheme 70,985,950 ORDINARY SHARES OF 25P EACH not yet issued/allotted at end of period

7. Number and class of 71,085,950 ORDINARY SHARES OF 25P EACH share(s) (amount of LISTED ON 2 AUGUST 2001. stock/debt securities) originally listed and the date of admission

Please confirm total number          810,760,902 ORDINARY SHARES OF 25P EACH.
of shares in issue at the
end of the period in order
for us to update our records

Contact for queries:                 ANGELA TULLY
                                     TELEPHONE: 020 7065 3652

Person making return                 ANGELA TULLY - ASSISTANT COMPANY SECRETARY

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  2 February, 2005                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary